UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimates average burden	
Hours per response . . .	12.00



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67765


SEC MAIL
RECEIVED
PROCESSING
AUG 30 2010
SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **July 1, 2009** (MM/DD/YY) AND ENDING **June 30, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Quayle Munro Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue, 46th Floor
(No. And Street)

New York	**NY**	**10174**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Gordon — **(212) 355-1390**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP **ATTN: JOHN FULVIO, CPA**
(Name - *if individual state last, first, middle name)*

5 WEST 37TH ST – 4TH FL	**NEW YORK**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, **Jonathan Gordon**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Quayle Munro Inc.**, as of **June 30, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

SEYMOUR H. BUCHOLZ
Notary Public, State of New York
No. 02BU4877114
Qualified In Westchester County
Commission Expires 10/27/2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
AUG 30 2010
WASH, D.C.
SECTION
198

QUAYLE MUNRO, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Quayle Munro, Inc.:

We have audited the accompanying statement of financial condition of Quayle Munro, Inc. (the "Company") as of June 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Quayle Munro, Inc. as of June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
August 24, 2010

QUAYLE MUNRO, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

ASSETS

Cash	$ 338,779
Fees receivable	25,000
Prepaid expenses	9,541
Security deposit	168,999
Fixed assets (net of accumulated depreciation of $12,569)	37,145
TOTAL ASSETS	$ 579,464

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 32,186
Taxes payable	1,500
Interest payable	10,071
TOTAL LIABILITIES:	43,757
Liabilities subordinated to the claims of general creditors	150,000
Stockholder's Equity:	
Common stock, $100 stated value, 100 shares authorized, issued and outstanding	100
Additional paid-in capital	1,034,522
Accumulated deficit	(648,915)
TOTAL STOCKHOLDER'S EQUITY	385,707
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 579,464

The accompanying notes are an integral part of this financial statement.

NOTE 1 ORGANIZATION

Quayle Munro, Inc., (the "Company"), was organized as a Delaware Corporation, in November 2007. It is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") to act as a broker dealer that provides advisory services relating to mergers and acquisitions and private placement of capital. The Company is a wholly owned subsidiary of Quayle Munro Holdings PLC of Edinburgh, Scotland (Parent).

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented using accounting principles generally accepted in the United States ("U.S. GAAP"). Financial statements prepared on the U.S GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumption could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fixed Assets

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation. Depreciation is computed on a straight line basis over estimated useful lives of the assets, or the remaining terms of the lease.

Revenue Recognition

The Company engages in providing advisory services to its clients for both mergers and acquisition ("M&A") and private placement activities. Revenue is recognized upon the achievement of certain milestones as contractually agreed to between the Company and its clients.

NOTE 8 COMMITMENTS AND CONTINGENCIES

Lease commitments

In October 2007, the Company was assigned the lease obligation from a related party for office space in New York City providing for minimum fixed monthly rental payments of $17,629. The lease expires on March 31, 2012.

As of June 30, 2010, future minimum lease rental payments, which are subject to escalation, are as follows:

For the years ending June 30:	
2011	$ 211,550
2012	158,662
Total	$ 370,212

Occupancy cost incurred was $219,996 for the year ended June 30, 2010.

NOTE 9 SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 24, 2010, which is the date the financial statements were available to be issued, and no events have been identified which have been deemed material.

The Company's ownership is being transferred from the Parent to Atwood LLC, a limited liability company. FINRA approved the transfer of ownership on August 17, 2010.

NOTE 4 FIXED ASSETS

Fixed assets consist of the following:

Furniture and Fixtures	$ 17,395
Office Equipment	11,633
Leasehold Improvements	20,686
Total Fixed Assets	49,714
Less: Accumulated Depreciation	(12,569)
Net Fixed Assets	$ 37,145

NOTE 5 CREDIT/CONCENTRATION RISKS

During the year ended June 30, 2010, the company derived approximately $1,311,000 or 83%, of its revenue from two clients.

NOTE 6 RELATED PARTY TRANSACTIONS

The Company has a subordinated loan from its Parent as of June 30, 2010 in the amount of $150,000. The subordinated loan carries an interest rate of 6.5% per annum and matures on June 30, 2012. Interest payable at June 30, 2010 was $10,071. During the year the Company also carried an un-reconciled receivable from the Parent of $20,268 which was written off prior to year end. No balance is due from Parent as of June 30, 2010.

NOTE 7 INCOME TAXES

Income tax expenses consist of the following:

State and Local New York Tax	$ 1,969
Federal Tax	1,650
Total	$ 3,619

Deferred income tax benefit of $104,928 was reserved during the year.

NOTE 8 COMMITMENTS AND CONTINGENCIES

Lease commitments

In October 2007, the Company was assigned the lease obligation from a related party for office space in New York City providing for minimum fixed monthly rental payments of $17,629. The lease expires on March 31, 2012.

As of June 30, 2010, future minimum lease rental payments, which are subject to escalation, are as follows:

For the years ending June 30:	
2011	$ 211,550
2012	158,662
Total	$ 370,212

Occupancy cost incurred was $219,996 for the year ended June 30, 2010.

NOTE 9 SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 24, 2010, which is the date the financial statements were available to be issued, and no events have been identified which have been deemed material.

The Company's ownership is being transferred from the Parent to Atwood LLC, a limited liability company. FINRA approved the transfer of ownership on August 17, 2010.